]

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)*

                             Coram Healthcare Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    218103109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Richard F. Levy, Esq.
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4600

                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   AUGUST 9, 2000
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 2 of 35 Pages
                  ---------                                --
--------------------------------------------------------------------------------

1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Ann & Robert H. Lurie Foundation (f/k/a Ann & Robert H. Lurie Family Foundation)

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS:    Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 3,999,900
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 3,999,900

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          3,999,900

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.1% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: OO (Illinois not-for-profit corporation)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 3 of 35 Pages
                  ---------                                --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Mark Slezak

--------------------------------------------------------------------------------

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.    SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 606,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 606,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          606,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.2% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  IN


--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.
--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 4 of 35 Pages
                  ---------                                --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Samstock, L.L.C.

--------------------------------------------------------------------------------

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.      SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 900,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 900,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 900,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.8% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D        Page 5 of 35 Pages
                  ---------                               --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Jeanmaire Weinstein

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 842,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 842,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          842,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.7% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 6 of 35 Pages
                  ---------                                --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Jackson Square Partners, L.P.

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: California

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 1,965,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 1,965,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,965,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.0% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: OO (a California limited partnership)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 7 of 35 Pages
                  ---------                                --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Jackson Square Management, LLC

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: California

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:   1,965,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:  -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 1,965,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:  -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          1,965,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.0% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: OO (a California limited liability company)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 8 of 35 Pages
                  ---------                                --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Will K. Weinstein Revocable Trust UTA dated 2-27-90

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: California

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:   -0-
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 2,015,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: -0-

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 2,015,000

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,015,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.1% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: OO (a California revocable trust)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 9 of 35 Pages
                  ---------                                --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Will K. Weinstein

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:   -0-
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 2,015,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: -0-

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 2,015,000


--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,015,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.1% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: IA

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 10 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Peter Imber

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:   -0-
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 1,965,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: -0-

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 1,965,000


--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,965,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.0% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 11 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Scott Dalton

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:   -0-
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 1,965,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: -0-

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 1,965,000

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,965,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.0% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 12 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Michiko D. Baldridge

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:   -0-
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 1,965,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: -0-

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 1,965,000

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,965,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.0% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 13 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Jerome Blank

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  564,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 564,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-


--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          564,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.1% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 14 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------


 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        AEOW `96, L.L.C.

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: California

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 50,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 50,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  OO (a California limited liability company)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 15 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Andrew Blank

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  215,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER:  215,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 215,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4% (1)
--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 16 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Harry Heller Falk

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  35,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER:  35,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          35,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          less than 0.1% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 17 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        F. Philip Handy

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  264,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 264,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 264,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.5% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 18 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Heller Family Limited Partnership

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 178,500
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 178,500

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 178,500

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  OO (a Florida limited partnership)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 19 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Bernard Osher Trust UTA dated 3-8-88

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: California

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 997,100
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 50,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 997,100

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 50,000

--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,047,100

--------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                 / /

--------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.1% (1)

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON:  OO (a California trust)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 20 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        JB Capital Management, Inc.

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: -0-
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 50,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: -0-

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 50,000

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 21 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------


 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Bernard Osher

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 997,100
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 50,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 997,100

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 50,000

--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,047,100

--------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                  / /

--------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.1% (1)

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 22 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------


 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        RHH Company

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 875,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 875,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 875,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.8% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 23 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------


 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Richard L. Haydon

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  942,909
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 942,909

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   770,500

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,713,409

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.5% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 24 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------


 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Bedford Oak Partners, L.P.

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  1,785,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 1,785,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:    -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,785,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.6% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  OO (a Delaware Limited Partnership)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

-------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 25 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------


 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Bedford Oak Advisors, LLC

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  1,785,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 1,785,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,785,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.6% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  OO (a Delaware limited liability company)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

 -------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 26 of 35 Pages
                  ---------                                 --
--------------------------------------------------------------------------------


 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Harvey P. Eisen

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  1,785,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 1,785,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,785,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.6% (1)

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

Item 1.  SECURITY AND ISSUER.

     This statement constitutes Amendment No. 2 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities Exchange Commission ("SEC") on July 18, 2000, as amended by that certain Amendment No. 1 filed with the SEC on July 27, 2000, and relates to the shares of common stock, $0.001 par value (the "Common Stock") of Coram Healthcare Corp., a Delaware corporation ("Issuer"). Unless otherwise stated herein, the Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

     The principal executive offices of Issuer are located at 1125 Seventeenth Street, Suite 2100, Denver, Colorado 80202.


Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is amended and restated to read in its entirety as follows:

     The Issuer disclosed in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 that "it may not be able to meet its increased cash requirements." As disclosed in that Report and elsewhere, the Issuer has suffered a number of financial difficulties and has engaged in several reorganizations and restructurings as a result of those difficulties. The Quarterly Report states that:

     "Coram has experienced pressure on liquidity due to its current levels of debt and the pace of its cash collections compared with its obligations to pay its vendors, suppliers, creditors and employees. Coram has reviewed its business plan for operations in light of the termination of the Aetna Master Agreement, the liquidation of R-Net and the potential sale of the CPS business. Coram's business plan does not provide for financial results that would guarantee sufficient liquidity to discharge debt obligations coming due in Fiscal 2001 or guarantee payment of cash interest on debt during Fiscal 2000. Coram is currently in discussions with the holders of the Series A and Series B Notes regarding additional debt restructuring. Such restructuring would likely include a conversion of a material portion of this debt to some form and amount of equity."

     The Reporting Persons were concerned that, absent representation of their interests in the contemplated discussions, the Issuer would embark upon a course of action that would be materially detrimental to their interests and the interests of other shareholders. They were particularly concerned that a restructuring that would be unduly dilutive of their interests might be proposed. Therefore, the Reporting Persons each engaged counsel to represent them with respect to their investments in the Issuer in general and any proposed restructuring of the obligations represented by the Issuer's Series A and Series B Notes in particular.

     Unfortunately, the Reporting Persons' concerns have thus far proven justified. After Management of the Issuer ("Management") had indicated a willingness to enter into discussions with representatives of the Reporting Persons, they did not make themselves available for any such discussions. Instead, without any prior notice to the representatives who had been in contact with Management, on August 8, 2000, the Issuer filed for protection under Chapter 11 of the U.S. Bankruptcy Code. On August 9, 2000 the Issuer filed a proposed Plan pursuant to Chapter 11 under which $71 million of indebtedness under the Series A and Series B Notes would be converted into all of the equity interest in the Issuer's operating subsidiary, $180 million of such indebtedness would remain outstanding on revised terms and the Issuer would be dissolved with nothing distributed to holders of the Issuer's Common Stock.

     The Reporting Persons believe that the enterprise value of the Issuer is substantially in excess of the Issuer's outstanding obligations and, that, therefore, the proposed Plan is manifestly unfair. The Reporting Persons are actively seeking to form an equity committee to represent the interests of holders of the Common Stock in the pending bankruptcy proceedings of the Issuer. The Reporting Persons have been contacted by other shareholders of the Issuer and anticipate that such shareholders may join them in their efforts.

     In connection with such efforts and other efforts to protect their interests as holders of the Common Stock, the Reporting Persons will oppose the proposed Plan, and the Reporting Persons, or a portion of them, may oppose other restructuring proposals, propose alternative restructuring proposals, request representation on the Issuer's board of directors or make other proposals with respect to an extraordinary transaction, such as a merger, reorganization or liquidation of the Issuer that could relate to or result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

     Depending on market conditions and other factors that each may deem material to its investment decision, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Persons now own or hereafter may acquire.

     Other than as described in Item 2 and this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and restated to read in its entirety as follows:

     Each of the calculations in this Item 5 is based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

     Solely by virtue of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act and may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed beneficially owned by the other Reporting Persons. The Reporting Persons, in the aggregate, own a total of 14,114,909 shares of Common Stock, which constitutes approximately 28.4% of the outstanding Common Stock. Each Reporting Person disclaims beneficial ownership of all such shares of Common Stock owned by other Reporting Persons.

     (a)

     LURIE FOUNDATION

     The aggregate number of shares of Common Stock that the Lurie Foundation beneficially owns pursuant to Rule 13d-3 of the Act is 3,999,900, which constitutes approximately 8.1% of the outstanding shares of Common Stock.

     MR. SLEZAK

     The aggregate number of shares of Common Stock that Mr. Slezak beneficially owns pursuant to Rule 13d-3 of the Act is 606,000, which constitutes approximately 1.2% of the outstanding shares of Common Stock.

     SAMSTOCK

     The aggregate number of shares of Common Stock that Samstock beneficially owns pursuant to Rule 13d-3 of the Act is 900,000, which constitutes approximately 1.8% of the outstanding shares of Common Stock.

     MS. WEINSTEIN

     The aggregate number of shares of Common Stock that Ms. Weinstein beneficially owns pursuant to Rule 13d-3 of the Act is 842,000, which constitutes approximately 1.7% of the outstanding shares of Common Stock.

     JACKSON PARTNERS

     The aggregate number of shares of Common Stock that Jackson Partners beneficially owns pursuant to Rule 13d-3 of the Act is 1,965,000, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

     JACKSON MANAGEMENT

     The aggregate number of shares of Common Stock that Jackson Management beneficially owns pursuant to Rule 13d-3 of the Act is 1,965,000, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

     WEINSTEIN TRUST

     The aggregate number of shares of Common Stock that the Weinstein Trust beneficially owns pursuant to Rule 13d-3 of the Act is 2,015,000, which constitutes approximately 4.1% of the outstanding shares of Common Stock.

     MR. WEINSTEIN

     The aggregate number of shares of Common Stock that Mr. Weinstein beneficially owns pursuant to Rule 13d-3 of the Act is 2,015,000, which constitutes approximately 4.1% of the outstanding shares of Common Stock.

     MR. IMBER

     The aggregate number of shares of Common Stock that Mr. Imber beneficially owns pursuant to Rule 13d-3 of the Act is 1,965,000, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

     MR. DALTON

     The aggregate number of shares of Common Stock that Mr. Dalton beneficially owns pursuant to Rule 13d-3 of the Act is 1,965,000, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

     MS. BALDRIDGE

     The aggregate number of shares of Common Stock that Ms. Baldridge beneficially owns pursuant to Rule 13d-3 of the Act is 1,965,000, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

     MR. J. BLANK

     The aggregate number of shares of Common Stock that Mr. J. Blank beneficially owns pursuant to Rule 13d-3 of the Act is 564,000, which constitutes approximately 1.1% of the outstanding shares of Common Stock.

     MR. A. BLANK

     The aggregate number of shares of Common Stock that Mr. A. Blank beneficially owns pursuant to Rule 13d-3 of the Act is 215,000, which constitutes approximately 0.4% of the outstanding shares of Common Stock.

     AEOW

     The aggregate number of shares of Common Stock that AEOW beneficially owns pursuant to Rule 13d-3 of the Act is 50,000, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

     MR. FALK

     The aggregate number of shares of Common Stock that Mr. Falk beneficially owns pursuant to Rule 13d-3 of the Act is 35,000, which constitutes less than 0.1% of the outstanding shares of Common Stock.

     MR. HANDY

     The aggregate number of shares of Common Stock that Mr. Handy beneficially owns pursuant to Rule 13d-3 of the Act is 264,000, which constitutes approximately 0.5% of the outstanding shares of Common Stock.

     HELLER L.P.

     The aggregate number of shares of Common Stock that Heller L.P. beneficially owns pursuant to Rule 13d-3 of the Act is 178,500, which constitutes approximately 0.4% of the outstanding shares of Common Stock.

     OSHER TRUST

     The aggregate number of shares of Common Stock that the Osher Trust beneficially owns pursuant to Rule 13d-3 of the Act is 1,047,100, which constitutes approximately 2.1% of the outstanding shares of Common Stock.

     MR. OSHER

     The aggregate number of shares of Common Stock that Mr. Osher beneficially owns pursuant to Rule 13d-3 of the Act is 1,047,100, which constitutes approximately 2.1% of the outstanding shares of Common Stock.

     JB CAPITAL

     The aggregate number of shares of Common Stock that JB Capital beneficially owns pursuant to Rule 13d-3 of the Act is 50,000, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

     RHH COMPANY

     The aggregate number of shares of Common Stock that RHH beneficially owns pursuant to Rule 13d-3 of the Act is 125,000, which constitutes approximately 0.3% of the outstanding shares of Common Stock.

     MR. HAYDON

     The aggregate number of shares of Common Stock that Mr. Haydon beneficially owns pursuant to Rule 13d-3 of the Act is 1,713,409, which constitutes approximately 3.5% of the outstanding shares of Common Stock.

     BEDFORD PARTNERS

     The aggregate number of shares of Common Stock that Bedford Partners beneficially owns pursuant to Rule 13d-3 of the Act is 1,785,000, which constitutes approximately 3.6% of the outstanding shares of Common Stock.

     BEDFORD ADVISORS

     The aggregate number of shares of Common Stock that Bedford Advisors beneficially owns pursuant to Rule 13d-3 of the Act is 1,785,000, which constitutes approximately 3.6% of the outstanding shares of Common Stock.

     MR. EISEN

     The aggregate number of shares of Common Stock that Mr. Eisen beneficially owns pursuant to Rule 13d-3 of the Act is 1,785,000, which constitutes approximately 3.6% of the outstanding shares of Common Stock.

     (b)

     LURIE FOUNDATION

     The Lurie Foundation has sole voting and dispositive power with respect to 3,999,900 shares of Common Stock, which constitutes approximately 8.1% of the outstanding shares of Common Stock.

     MR. SLEZAK

     Mr. Slezak has sole voting and dispositive power with respect to 606,000 shares of Common Stock, which constitutes approximately 1.2% of the outstanding shares of Common Stock.

     SAMSTOCK

     Samstock has sole voting and dispositive power with respect to 900,000 shares of Common Stock, which constitutes approximately 1.8% of the outstanding shares of Common Stock.

     MS. WEINSTEIN

     Ms. Weinstein has sole voting and dispositive power with respect to 842,000 shares of Common Stock, which constitutes approximately 1.7% of the outstanding shares of Common Stock.

     JACKSON PARTNERS

     Jackson Partners has sole voting and dispositive power with respect to 1,965,000 shares of Common Stock, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

     JACKSON MANAGEMENT

     Jackson Management, as the general partner of Jackson Partners, has sole voting and dispositive power with respect to 1,965,000 shares of Common Stock, which constitutes approximately 4.0% of the outstanding shares of Common Stock. Mr. Weinstein, as sole trustee of the Weinstein Trust, Messrs. Imber and Dalton and Ms. Baldridge, as member-managers of Jackson Management, have shared voting and dispositive power with respect to the shares held by Jackson Partners.

     WEINSTEIN TRUST

     The Weinstein Trust , as a member-manager of AEOW and Jackson Management, has shared voting and dispositive power with respect to 2,015,000 shares of Common Stock held by AEOW and Jackson Square, which constitutes approximately 4.1% of the outstanding shares of Common Stock.

     MR. WEINSTEIN

     Mr. Weinstein, as sole trustee of the Weinstein Trust, has shared voting and dispositive power with respect to 2,015,000 shares of Common Stock held by AEOW and Jackson Square, which constitutes approximately 4.1% of the outstanding shares of Common Stock.

     MR. IMBER

     Mr. Imber, as a member-manager of Jackson Management, has shared voting and dispositive power with respect to 1,965,000 shares of Common Stock held by Jackson Square, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

     MR. DALTON

     Mr. Dalton, as a member-manager of Jackson Management, has shared voting and dispositive power with respect to 1,965,000 shares of Common Stock held by Jackson Square, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

     MS. BALDRIDGE

     Ms. Baldridge, as a member-manager of Jackson Management, has shared voting and dispositive power with respect to 1,965,000 shares of Common Stock held by Jackson Square, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

     MR. J. BLANK

     Mr. J. Blank has sole voting and dispositive power with respect to 564,000 shares of Common Stock, which constitutes approximately 1.1% of the outstanding shares of Common Stock.

     AEOW

     AEOW has sole voting and dispositive power with respect to 50,000 shares of Common Stock, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

     MR. A. BLANK

     Mr. A. Blank has sole voting and dispositive power with respect to 215,000 shares of Common Stock, which constitutes approximately 0.4% of the outstanding shares of Common Stock.

     MR. FALK

     Mr. Falk has sole voting and dispositive power with respect to 35,000 shares of Common Stock, which constitutes less than 0.1% of the outstanding shares of Common Stock.

     MR. HANDY

     Mr. Handy has sole voting and dispositive power with respect to 264,000 shares of Common Stock, which constitutes approximately 0.5% of the outstanding shares of Common Stock.

     HELLER L.P.

     Heller L.P. has sole voting and dispositive power with respect to 178,500 shares of Common Stock, which constitutes approximately 0.4% of the outstanding shares of Common Stock. RHH has sole voting and dispositive power with respect to the shares held by Heller L.P. Mr. Falk has sole voting and dispositive power for RHH.

     OSHER TRUST

     The Osher Trust has sole voting and dispositive power with respect to 997,100 shares of Common Stock, which constitutes approximately 2.0% of the outstanding shares of Common Stock. The Osher Trust has shared voting and dispositive power with respect to 50,000 shares held by AEOW, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

     MR. OSHER

     Mr. Osher is the trustee of the Osher Trust and has sole voting and dispositive power with respect to 997,100 shares of Common Stock, which constitutes approximately 2.0% of the outstanding Common Stock. Mr. Osher, as trustee of the Osher Trust, also has shared voting power with respect to 50,000 shares held by AEOW, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

     JB CAPITAL

     JB Capital has shared voting and dispositive power with respect to 50,000 shares of Common Stock held by AEOW, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

     RHH

     RHH has sole voting and dispositive power with respect to 125,000 shares of Common Stock held by Heller L.P., which constitutes approximately 0.3% of the outstanding shares of Common Stock. Mr. Falk has sole voting and dispositive power for RHH.

     MR. HAYDON

     Mr. Haydon has sole voting and dispositive power with respect to 942,909 shares of Common Stock, which constitutes approximately 1.9% of the outstanding shares of Common Stock. Mr. Haydon has shared dispositive power with respect to 770,500 shares of Common Stock, which constitutes approximately 1.6% of the outstanding shares of Common Stock.

     BEDFORD PARTNERS

     Bedford Partners has sole voting and dispositive power with respect to 1,785,000 shares of Common Stock, which constitutes approximately 3.6% of the outstanding shares of Common Stock. Bedford Advisors, as investment advisor to Bedford Oak Management LLC, the general partner of Bedford Partners, has sole voting and dispositive power with respect to the 1,785,000 shares of Common Stock, held by Bedford Partners. Mr. Eisen, as the Managing Member of Bedford Advisors, has sole voting and dispositive power with respect to the shares held by Bedford Partners.

     BEDFORD ADVISORS

     Bedford Advisors, as investment advisor to Bedford Oak Management LLC, the general partner of Bedford Partners, has sole voting and dispositive power with respect to 1,785,000 shares of Common Stock, held by Bedford Partners, which constitutes approximately 3.6% of the outstanding shares of Common Stock. Mr. Eisen, as the Managing Member of Bedford Advisors, has sole voting and dispositive power with respect to the shares held by Bedford Partners.

     MR. EISEN

     Mr. Eisen, as the Managing Member of Bedford Advisors, has sole voting and dispositive power with respect to 1,785,000 shares of Common Stock, held by Bedford Partners, which constitutes approximately 3.6% of the outstanding shares of Common Stock.

     (c) Several of the Reporting Persons effected the following transactions with respect to shares of Common Stock of the Issuer during the past sixty (60) days. Unless otherwise indicated, all transactions were effected on the over-the-counter Bulletin Board.


Reporting Person           Date     Shares Purchased/Sold (-)   Average Price
----------------          -------   -------------------------   -------------
Jackson Partners          4/26/00            100,000            $0.38/share

Osher Trust               5/11/00            100,000            $0.365/share
                          5/13/00             25,000            $0.36/share

Ms. Weinstein             5/15/00            450,000            $0.39/share
                          8/9/00             250,000            $0.06/share
                          8/10/00             96,000            $0.065/share
                          8/11/00             15,000            $0.07/share
                          8/14/00              4,700            $0.075/share
                          8/15/00             26,300            $0.085/share

Mr. Handy                 6/19/00             40,000            $0.29/share
                          6/26/00             10,000            $0.325/share
                          8/10/00            125,000            $0.065/share
                          8/11/00             20,000            $0.07/share
                          8/14/00              2,900            $0.075/share
                          8/15/00             16,100            $0.085/share


Bedford Partners          6/6/00              60,000            $0.39/share
                          6/7/00              60,000            $0.41/share
                          6/20/00             50,000            $0.35/share

Mr. A. Blank              8/10/00              9,000            $0.065/share
                          8/11/00              1,000            $0.07/share
                          8/14/00                700            $0.075/share
                          8/15/00              4,300            $0.085/share

Mr. J. Blank              8/10/00            125,000            $0.065/share
                          8/11/00             20,000            $0.07/share
                          8/14/00              2,900            $0.075/share
                          8/15/00             16,100            $0.085/share

Heller Family L.P.        8/10/00             35,000            $0.065/share
                          8/11/00              6,000            $0.07/share
                          8/14/00              1,900            $0.075/share
                          8/15/00             10,600            $0.085/share

                                       34


Osher Trust               8/10/00            104,000            $0.065/share
                          8/11/00             17,000            $0.07/share
                          8/14/00                100            $0.075/share
                          8/15/00              1,000            $0.085/share

Samstock                  8/9/00             450,000            $0.06/share


     No other Reporting Person has effected any transactions in Common Stock during the past sixty (60) days.

     (d) No persons other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5, except to the extent that the investment advisory clients of Mr. Haydon may have such rights pursuant to the terms of their advisory agreements.

     (e) Not applicable.


Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Item 7 is amended and restated to read in its entirety as follows:

     Exhibit 1 Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

     Exhibit 2         Powers of Attorney

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 18, 2000


ANN & ROBERT H. LURIE FOUNDATION             SAMSTOCK, L.L.C.(1)

By:      /s/ Ann Lurie                       By:    /s/ Donald J. Liebentritt*
         -------------------                        -------------------
Name:        Ann Lurie                       Name:      Donald J. Liebentritt
         -------------------                        -------------------
Title:   President                           Title: Vice-President
         -------------------                        -------------------


JACKSON SQUARE PARTNERS, L.P.                JACKSON SQUARE MANAGEMENT, LLC
By:      Jackson Square Management, LLC
Its:     General Partner

         By:       Will K. Weinstein         By:      Will K. Weinstein
                   Revocable Trust                    Revocable Trust
                   UTA dated 2-27-90                  UTA dated 2-27-90
                                             Its:     Executive Member-Manager

         By:   /s/ Will K. Weinstein         By:      /s/ Will K. Weinstein
               ---------------------                  ---------------------
         Name:     Will K. Weinstein         Name:        Will K. Weinstein
               ---------------------                  ---------------------
         Title:   Trustee                    Title:       Trustee
               -------------------                        -------------------


WILL K. WEINSTEIN                            JB CAPITAL MANAGEMENT, INC.
REVOCABLE TRUST
UTA dated 2-27-90

By:      /s/ Will K. Weinstein               By:      /s/ Jerome Blank*
         ---------------------                        -------------------
Name:        Will K. Weinstein               Name:        Jerome Blank
         ---------------------                        -------------------
Title:   Trustee                             Title:   President
         -------------------                        -------------------


BERNARD OSHER TRUST                          AEOW `96, LLC
UTA dated 3-8-88

By:      /s/ Bernard Osher                   By:      Will K. Weinstein
         ---------------------                        Revocable Trust
Name:        Bernard Osher                            UTA dated 2-27-90
         ---------------------               Its:     Executive Member-Manager
Title:   Trustee
         -------------------                 By:      /s/ Will K. Weinstein
                                                      ---------------------
                                             Name:        Will K. Weinstein
                                                      ---------------------
                                             Title:   Trustee
                                                      ---------------------

*By: /s/ Richard F. Levy
    -------------------------
         Richard F. Levy
         Attorney-in-Fact

(1) A power of attorney authorizing Richard F. Levy to act on behalf of Samstock L.L.C. has previously been filed with the Securities and Exchange Commission.

HELLER FAMILY L.P.                           RHH COMPANY

By:      RHH Company                         By:      /s/ Harvey Heller*
Its:     General Partner                              -------------------
                                             Name:        Harvey Heller
By:      /s/ Harvey Heller*                            -------------------
         ---------------------               Title:   President
Name:        Harvey Heller                            -------------------
         ---------------------
Title:   President
         ---------------------


/s/ Mark Slezak                              /s/  Jeanmaire Weinstein
-------------------                               -----------------------
Mark Slezak                                       Jeanmaire Weinstein


/s/ Jerome Blank*                            /s/  Andrew Blank*
-------------------                               -----------------------
Jerome Blank                                      Andrew Blank


/s/ F. Philip Handy*                         /s/  Harry Heller Falk*
-------------------                               -----------------------
F. Philip Handy                                   Harry Heller Falk


/s/ Will K. Weinstein                        /s/  Peter Imber
---------------------                             -----------------------
Will K. Weinstein                                 Peter Imber


/s/ Scott Dalton                             /s/  Michiko D. Baldridge
-------------------                               ------------------------
Scott Dalton                                      Michiko D. Baldridge


/s/ Richard L. Haydon                        /s/  Bernard Osher
---------------------                             ------------------------
Richard L. Haydon                                 Bernard Osher


BEDFORD OAK PARTNERS, L.P.                   BEDFORD OAK ADVISORS, LLC
By:      Bedford Oak Advisors, LLC
Its:     Investment Advisor

         By:  /s/ Harvey P. Eisen            By:  /s/ Harvey P. Eisen
               ---------------------              ------------------------
         Name:    Harvey P. Eisen            Name:    Harvey P. Eisen
               ---------------------              ------------------------
         Title:   Managing Member            Title:   Managing Member
               -------------------                ------------------------


/s/ Harvey P. Eisen
---------------------
Harvey P. Eisen


*By: /s/ Richard F. Levy
    -------------------------
         Richard F. Levy
         Attorney-in-Fact